FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                          4 July, 2003




                   BALTIMORE TECHNOLOGIES PLC
                     (Registrant's name)


Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
         Theale, Reading, Berkshire, England RG7 4SA
             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                            EXHIBIT INDEX


Press Release regarding: Offer by HP for SelectAccess dated: 4 July, 2003




        Baltimore Technologies sells SelectAccess to HP for GBP8.3 million


London, UK - 4 July, 2003 - Baltimore Technologies plc (London: BLM) today announced that it has entered into a conditional agreement with HP to sell its SelectAccess business for a total consideration of GBP8.3 million in cash.

The sale is subject to approval by Baltimore's shareholders at an Extraordinary General Meeting, and a circular and notice of the Extraordinary General Meeting will be sent shortly.

Comment

Bijan Khezri, Chief Executive Officer of Baltimore Technologies plc, commented:

"This transaction represents an exceptional opportunity for our shareholders and is a key step towards maximising shareholder value. We are particularly pleased to see HP taking the SelectAccess product forward as we believe they are well positioned to exploit the technology's potential. It will reinforce HP's ability to offer superior infrastructure security for the benefit of customers and employees. We remain committed to achieving the best possible outcome for all our stakeholders regarding the remaining parts of our business."


Rationale for the divestment

Baltimore announced at the Annual General Meeting on 22 May 2003 that it was commencing a controlled sale process to select a strategic partner for the whole of the business. Whilst this process is still ongoing, the Board has decided that the disposal of SelectAccess to HP represents significant additional value to shareholders and assists in maximising the overall return for shareholders. Subject to the announced agreement, Baltimore continues to remain in discussions regarding offers for the whole of the company, as well as several offers regarding specific parts of the company.

Financial effect of the disposal

The company intends to use the cash proceeds of the disposal of GBP8.3 million, payable at completion, for general corporate purposes. Baltimore expects that the disposal will complete by the end of August 2003.

Information on SelectAccess

SelectAccess enables businesses to capitalise on the potential of extranets, intranets and portals by providing Web-based single sign-on for a seamless user experience. SelectAccess greatly reduces administration costs and complexity by providing a unified approach to defining authorisation policies and securely managing role-based access to on-line resources.

Based on unaudited management information for the twelve-month period ended 31 December 2002, the SelectAccess business generated revenues of GBP0.7 million and a loss before interest and tax of GBP2.1 million. As at 31 December 2002, the net liabilities of the SelectAccess business were GBP3.8 million.



About Baltimore Technologies

Baltimore Technologies' products, professional services and solutions solve the fundamental security needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, principally trading on London (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

                                      ###

For further information contact:

Smithfield Financial   Andrew Hey   020 7903 0676

                        Nick Bastin   020 7903 0633

                        Will Swan   020 7903 0647


The directors of Baltimore Technologies plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Baltimore Technologies plc (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Certain statements that are not historical facts including certain statements made over the course of this announcement may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.

                                      ###



END



                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Simon Enoch ___

                                 Name:  Simon Enoch
                                 Title: Secretary and General Legal Counsel


Date:  4 July, 2003